UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 1, 2016, Husky Energy announced the applicable dividend rates of its Cumulative Redeemable Preferred Shares, Series 1 (Series 1 Shares) and Cumulative Redeemable Preferred Shares, Series 2 (Series 2 Shares). As previously announced, subject to certain conditions, the holders of Series 1 Shares have the right to retain or convert any or all of their Series 1 Shares into Cumulative Redeemable Preferred Shares, Series 2, of Husky Energy, as further described in the press release, attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: March 1, 2016		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Provides Dividend Rate Notice for Series 1 and 2 Preferred Shares

Calgary, Alberta (March 1, 2016) – Husky Energy is notifying shareholders of the applicable dividend rates of its Cumulative Redeemable Preferred Shares, Series 1 (Series 1 Shares) and Cumulative Redeemable Preferred Shares, Series 2 (Series 2 Shares). The rates were calculated according to the terms of the prospectus supplement dated March 11, 2011.

As previously announced in its Feb. 16, 2016 news release, Husky does not intend to exercise its right to redeem its Series 1 Shares. Subject to certain conditions, the holders of Series 1 Shares have the right to choose one of the following options with regard to their shares:

1.	Retain any or all of their Series 1 Shares and continue to receive an annual fixed rate dividend paid quarterly; or

2.	Convert, on a one-for-one basis, any or all of their Series 1 Shares into Series 2 Shares and receive a floating rate quarterly dividend.

Holders of Series 1 Shares who choose to retain any or all of their shares will receive the new fixed rate quarterly dividend applicable to the Series 1 Shares of 2.404 percent for the five year period commencing March 31, 2016 to, but excluding, March 31, 2021.

Holders of Series 1 Shares who choose to convert their shares to Series 2 Shares will receive the new floating rate quarterly dividend applicable to the Series 2 Shares of 2.192 percent for the three month period commencing March 31, 2016 to, but excluding, June 30, 2016. The floating rate quarterly dividend will be reset every quarter.

Beneficial owners of Series 1 Shares who wish to exercise the right of conversion should communicate with their broker or other nominee in order to meet the deadline to exercise such right, which is 5 p.m. ET on March 16, 2016. Holders of Series 1 Shares who do not exercise the right of conversion by this deadline will continue to hold Series 1 Shares with the new fixed rate quarterly dividend.

For more information on the terms of, and risks associated with, an investment in the Series 1 Shares and the Series 2 Shares, please see the Company’s prospectus supplement dated March 11, 2011 on www.sedar.com.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C, HSE.PR.E and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602